January 14, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attention: Mr. H. Roger Schwall

Re:	Baker Hughes Incorporated Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-09397
Dear Mr. Schwall:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2011, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) regarding the filing listed above. Our response repeats the caption and comments contained in the Staff’s January 4, 2011 letter in italics for your reference.
     Form 10-K for Fiscal Year Ended December 31, 2009
     General
1.	We note your responses to comment 1 from our letter dated May 25, 2010, comment 1 in our letter dated July 23, 2010, and comment 1 from our letter dated October 12, 2010, as well as your responses to comments issued in telephone conference calls held on September 15 and October 12, 2010. In future filings, please expand your disclosure to disclose all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please disclose the information provided in your responses regarding allocation of liability and related indemnification obligations in your customer contracts, the nature of the claims that are covered by your insurance policies, and material exclusions from such coverage. Please ensure that your disclosure addresses, without limitation, your potential liability in connection with any negative environmental effects.

Securities and Exchange Commission

Such disclosure should be set forth in the “Business” section of your annual report and in the “Risk Factors” section, as applicable. Please provide a sample of your proposed disclosure for our review.
     Response:
     While the Company believes that all material information regarding its potential liability in the event that its employees or any of its products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment is adequately disclosed in its current Form 10-K and Form 10-Q filings, we acknowledge the Staff’s concern. In our next Form 10-K filing, the Company will include the following additional disclosure in the “Business” section under the heading “Marketing, Contracting, Competition and Economic Conditions”:
     We strive to negotiate the terms of our customer contracts consistent with what we consider to be best practices. The general industry practice is for oilfield service providers, like us, to be responsible for their own products and services and for our customers to retain liability for drilling and related operations. Consistent with this practice we generally take responsibility for our own people and property and our customers, such as the operator of a well, take responsibility for their own people, property and all liabilities related to the well and subsurface operations, regardless of either party’s negligence. In general, any material limitations on indemnifications to us from our customers in support of this allocation of responsibility arise only by applicable statutes. Certain states such as Texas, Louisiana, Wyoming, and New Mexico have enacted oil and gas specific statutes that void any indemnity agreement that attempts to relieve a party from liability resulting from its own negligence (“anti-indemnity statutes”). These statutes can void the allocation of liability agreed to in a contract; however, both the Texas and Louisiana anti-indemnity statutes include important exclusions. The Louisiana statute does not apply to property damage, and the Texas statute allows mutual indemnity agreements that are supported by insurance and has exclusions, which include, among other things, loss or liability for property damage that results from pollution and the cost of control of a wild well.
     Because both Baker Hughes and our customers generally prefer to contract on the basis as we mutually agree, we negotiate with our customers in the United States to include a choice of law provision adopting the law of a state that does not have an anti-indemnity statute. When this does not occur, we will generally use Texas law. With the exclusions contained in the Texas anti-indemnity statute, we are usually able to structure the contract such that the limitation on the indemnification obligations of the customer is limited and should not have a material impact on the terms of the contract.
     State law, laws or public policy in countries outside the United States, or the negotiated terms of our agreement with the customer may also limit the customer’s indemnity obligations in the event of the gross negligence or willful misconduct of a Baker Hughes employee. The Company and the customer may also agree to other limitations on the customer’s indemnity obligations in the contract.

Securities and Exchange Commission

     The Company maintains a commercial general liability insurance policy program that covers against certain operating hazards, including product liability claims and personal injury claims, as well as certain limited environmental pollution claims for damage to a third party or its property arising out of contact with pollution for which the Company is liable, but clean up and well control costs are not covered by such program. All of the insurance policies purchased by the Company are subject to self-insured retention amounts for which we are responsible for payment, specific terms, conditions, limitations and exclusions. There can be no assurance that the nature and amount of Company insurance will be sufficient to fully indemnify us against liabilities related to our business.
     In addition, the Company in its next Form 10-K filing will expand our current risk factors to add the highlighted information:
     “Uninsured claims and litigation could adversely impact our operating results. We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available; however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. In addition, the following risks apply with respect to our insurance coverage:
•	we may not be able to continue to obtain insurance on commercially reasonable terms;

•	we may be faced with types of liabilities that will not be covered by our insurance;

•	our insurance carriers may not be able to meet their obligations under the policies; or

•	the dollar amount of any liabilities may exceed our policy limits.
     Whenever possible, we obtain agreements from customers that limit our liability. However, state law, laws or public policy in countries outside the United States, or the negotiated terms of the agreement with the customer may not recognize those limitations of liability and/or limit the customer’s indemnity obligations to the Company. In addition, insurance and customer agreements do not provide complete protection against losses and risks from an event, like a well blow out that can lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Our results of operations could be adversely affected by unexpected claims not covered by insurance.
     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated January 4, 2011. Please do not hesitate to call me at (713) 439-8764 or Sandy Alford, Corporate Secretary of the Company, at (713) 439-8673 with any questions or if we may provide the Staff with any additional information. We would be pleased to visit with the Staff to answer any questions or to clarify any of our responses. Thank you for your assistance.

Securities and Exchange Commission

Sincerely yours,
Peter A. Ragauss
Senior Vice President & Chief Financial Officer

cc:	Parker Morrill, U.S. Securities and Exchange Commission
Laura Nicholson, U.S. Securities and Exchange Commission
Sandra E. Alford, Baker Hughes Incorporated
Alan R. Crain, Baker Hughes Incorporated
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP